BOOMER VENTURES, INC.

Posada del Rey, Via Italia

Ciudad de Panama, Republica de Panama

Phone: (507) 6500-2750
Fax: (949) 272-0088
Email: boomerventures@gmail.com

November 19, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Mark P. Shuman, Ivan Griswold, Morgan Youngwood, and Stephen Krikorian

Re:	Withdrawal request for acceleration of the Registration Statement on Form S-1 of Boomer Ventures, Inc.

File No. 333-183938

Ladies and Gentlemen:

The undersigned hereby requests to withdraw our letter dated November 11, 2014, requesting acceleration of the Registration Statement on Form S-1 of Boomer Ventures, Inc.

Boomer Ventures, Inc. acknowledges that

• should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert this action as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact us at boomerventures@gmail.com.

Yours truly,

/s/ Alicia Tristan

Alicia Tristan

President